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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A
AMENDMENT No. 1

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number: 001-37757

ADIENT US LLC SAVINGS AND INVESTMENT (401k) PLAN

Adient US LLC
49200 Halyard Drive
Plymouth, MI 48170
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Adient plc
25-28 North Wall Quay, IFSC
Dublin 1, Ireland
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

EXPLANATORY NOTE

This Amendment No. 1 on Form 11-K/A (this “Amendment”) is being filed to amend the Annual Report of the Adient US LLC Savings and Investment (401k) Plan on Form 11-K for the year ended December 31, 2018 (the “Original Form 11-K”) as filed with the Securities and Exchange Commission on June 28, 2019. The sole reason for the Amendment is to include a conformed signature on the Report of Independent Registered Public Accounting Firm.

No other changes are being made to the Original Form 11-K. This Amendment speaks as of the original filing date and does not reflect events occurring after the filing of the Original Form 11-K. No other changes are being made to any other disclosures contained in the Original Form 11-K.

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Adient US LLC Savings and Investment (401k) Plan
Financial Statements and Supplemental Schedules
Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Adient US LLC Savings and Investment (401k) Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Adient US LLC Savings and Investment (401k) Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2018 and 2017, and the changes in its net assets for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of delinquent participant contributions for the year ended December 31, 2018 and the schedule of assets held at end of year as of December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2018.

/s/ Plante & Moran, PLLC

Flint, Michigan
June 28, 2019

Adient US LLC
Savings and Investment (401k) Plan
Statement of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Participant-directed investments
Plan's interest in Adient US LLC Defined Contribution Plans Master Trust (Note 3)	$691,633,971	$779,379,676

Receivables
Contributions	20,481,933	36,390,974
Notes receivable from participants	19,921,036	18,715,951
Total receivables	40,402,969	55,106,925

Net assets available for benefits	$732,036,940	$834,486,601

See the notes to the financial statements.

Adient US LLC
Savings and Investment (401k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018
Additions
Plan's interest in Adient US LLC Defined Contribution Plans Master Trust investment loss (See Note 3)	$(76,484,234)
Interest on notes receivable from participants	746,847
Contributions:
Participants	33,378,825
Participants rollovers	4,902,666
Employer	20,570,264
Total additions - Net	(16,885,632)

Deductions
Distributions and withdrawals	84,634,038
Administrative expenses	1,000,817
Total deductions	85,634,855

Transfers from other plans, net	70,826
Net decrease	(102,449,661)

Net assets available for benefits, beginning of year	834,486,601
Net assets available for benefits, end of year	$732,036,940

See the notes to the financial statements.

Adient US LLC
Savings and Investment (401k) Plan
Notes to the Financial Statements
December 31, 2018 and 2017

Note 1 - Description of the Plan

The following description of the Adient US LLC Savings and Investment (401k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions. The Plan was established effective July 1, 2016.

General - On July 24, 2015, Johnson Controls, Inc. (“Johnson Controls”) announced its intent to separate its automotive seating and interiors business into an independent, publicly traded company-Adient plc (“Adient”). In anticipation of the separation, the Plan was established effective as of July 1, 2016. All U.S. automotive seating and interior employees (including retirees and terminated vested participants) who were participants in the Johnson Controls Savings and Investment 401(k) Plan (the “JCI Plan”) automatically became participants in the Plan and were thereafter excluded from participation in the JCI Plan on July 1, 2016. Plan assets of those former JCI Plan participants were transferred to the Plan at that time.

The separation occurred on October 31, 2016, at which date Johnson Controls transferred its automotive seating and interiors businesses, including its ownership of the Plan, to Adient. Through October 31, 2016, the Plan was administered by the Johnson Controls Employee Benefit Policy Committee. Effective July 1, 2016, the sponsorship of the Plan transferred to Adient US LLC (the “Company”), a wholly-owned subsidiary of Adient plc, and effective October 31, 2016, the plan administration transferred to the Adient Employee Benefit Policy Committee.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions - Participants can generally designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions. During 2018 and 2017, the Company remitted certain employee deferrals to the Plan after the Department of Labor's required timeframe. The Company remitted the 2017 contributions and related lost earnings to the Plan in 2018. The Company remitted the 2018 contributions and related lost earnings during 2018 and 2019.

The Company may make matching contributions to the Plan on behalf of the participants based on specific eligibility rules as listed in their benefit schedule and the Plan document. Matching contributions are based on the participant's location or position as outlined in the Plan document. A participant may also be eligible to receive a retirement income contribution ("RIC") from the Company. Eligibility for RIC contributions is dependent upon the participant's locations and is generally computed based on the participant's age and years of service.

Participant and employer contributions are deposited in the investment funds of the participant's choice. Participants may reallocate their account balances among the available investment funds at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund and allocations may not be made to the Johnson Controls International plc ("JCI plc") Stock Fund, which is a sell-only fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. A participant's interest in employer contributions plus actual earnings (losses) thereon vest in accordance with vesting requirements specified within their benefit schedule and the Plan document, generally over a five year period. A participant becomes fully vested on termination of service due to death, disability or retirement.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions is forfeited. The Company may apply any forfeited amounts to reduce future employer contributions to the Plan.

Payment of Benefits - On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. Participants can elect to receive a cash distribution on dividends paid on shares of Johnson Controls or Adient common stock. Activity for participants who have elected to receive dividends paid in the form of cash instead of purchasing additional shares is reported in the statement of changes in net assets available for benefits. There were no cash dividends paid during 2018.

Adient US LLC
Savings and Investment (401k) Plan
Notes to the Financial Statements
December 31, 2018 and 2017

Participant accounts - Participant recordkeeping is performed by Fidelity Workplace Services.

Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to five years. Regular payroll deductions are required to repay a loan. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. At termination, participants may continue to make monthly loan payments until the balances of any loans are paid off. The notes receivable from participants are measured at their unpaid principal balances plus accrued but unpaid interest. At the time of borrowing, the assets of the participant are sold proportionally to finance the loan. Participant notes receivable are written off when deemed uncollectible.

Administrative Expenses - Certain administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Master Trust - Contributions are invested in accordance with the participant's election in one or more investments, which are held in the Adient US LLC Defined Contribution Plans Master Trust (the "Master Trust") (see Note 3).

Investment Valuation - All investments of the Master Trust, except the Fixed Income Fund, are stated at fair value. The Fixed Income Fund is a synthetic guaranteed investment contract ("synthetic GIC") which is stated at contract value. The synthetic GIC is fully benefit responsive. Contract value, as reported to the Plan by Fidelity Fund and Investment Operations, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses. The Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. See Note 4 for further discussion of fair value measurements.

Transfer of Assets - The Plan permits the transfer of assets among investment options held by the Master Trust, subject to certain trading restrictions imposed on some of the investment options.

Investment Contracts - The Fixed Income Fund is a synthetic GIC which consists of wrap contracts paired with underlying investments owned by the Master Trust, usually a portfolio of high-quality, short to intermediate-term fixed-income securities and a short-term interest fund. The Master Trust purchases wrapper contracts from insurance companies and financial institutions.

A synthetic GIC credits a stated interest rate. Investment gains and losses are amortized over the expected duration of the covered investments through the calculation of the interest rate on a prospective basis. The synthetic GIC provides for a variable crediting rate, which resets on a periodic basis. The crediting rate set by the wrap contracts resets monthly. The monthly crediting rate does not include the short-term investments (e.g., short-term interest fund) used for benefit-responsive events. The issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The actual interest rate of the fund is impacted by the current yield of the short-term investments.

The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.

Adient US LLC
Savings and Investment (401k) Plan
Notes to the Financial Statements
December 31, 2018 and 2017

The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

Certain events limit the ability of the Master Trust to transact at contract value with the insurance companies and the financial institution issuers. Such events include the following: (i) material amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Fixed Income Fund or the Plan; or (vi) the delivery of any communication to plan participants designed to influence a participant not to invest in the Fixed Income Fund.

The plan administrator does not believe that the occurrence of any such event, which would limit the Master Trust’s ability to transact at contract value, is probable.

The wrap contracts generally impose conditions on both the Master Trust and the issuers. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Master Trust to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Master Trust were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Master Trust’s assets no longer covered by the contract is below contract value. The Master Trust may seek to add additional issuers over time to diversify the Master Trust’s exposure to such risk, but there is no assurance the Master Trust may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Master Trust unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.

If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Master Trust the excess, if any, of contract value over market value on the date of termination. If a wrap contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Master Trust the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Master Trust to the extent necessary for the Master Trust to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Benefit Payments - Benefits are recorded when paid.

Risks and Uncertainties - The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Adient US LLC
Savings and Investment (401k) Plan
Notes to the Financial Statements
December 31, 2018 and 2017

New Accounting Pronouncements - In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - Employee Benefit Plan Master Trust Reporting. ASU No. 2017-06 amends the master trust disclosure to require additional disclosures related to the Plan’s interest in the Master Trust. This ASU is effective for fiscal years beginning after December 15, 2018 and is required to be applied retrospectively for all comparative periods presented. Management does not expect the adoption of this ASU to have a significant impact on the Plan’s financial statements.

Note 3 - Master Trust

Employee benefit plans participating in the Master Trust as of December 31, 2018 and 2017 include the following defined contribution plans:

•	Adient US LLC Savings and Investment (401k) Plan

•	Adient Production Employees Savings and Investment (401k) Plan

•	Avanzar Interior Technologies, Ltd., Savings and Investment (401k) Plan

•	Bridgewater Interiors, LLC Savings and Investment (401k) Plan

•	Interiors Savings and Investment (401K) plan (through January 3, 2018)
On January 3, 2018, the Interiors Savings and Investment (401k) Plan transferred out of the Master Trust. As a result, $360,990,966 of investments were transferred out of the Master Trust during 2018.

All transfers to, withdrawals from or other transactions regarding the Master Trust shall be conducted in such a way that the proportionate interest in the Master Trust of each plan and the fair market value of that interest may be determined at any time.

A summary of the net assets of the Master Trust as of December 31, 2018 and 2017 is as follows:

	2018	2017
	Master Trust Balances	Master Trust Balances
Investments - Fair Value:
Mutual Funds	$176,030,010	$303,055,809
Employer Stock Funds:
Adient Common Stock	9,620,126	45,844,476
JCI plc Common Stock	32,250,559	60,797,952
Interest Bearing Cash	1,789,795	3,477,949
Other Common Stock	20,443,461	20,811,137
Common Collective Trust Funds	470,974,148	684,952,969
Interest Bearing Cash	745,048	1,498,411
Total Investments at Fair Value	711,853,147	1,120,438,703

Investments at Contract Value - Fixed Income Fund	61,908,582	73,302,131

Pending Trade Receivable	—	18,812,144

Total Master Trust Net Assets	$773,761,729	$1,212,552,978

Adient US LLC
Savings and Investment (401k) Plan
Notes to the Financial Statements
December 31, 2018 and 2017

During the year ended December 31, 2018, the Master Trust investment loss was comprised of the following:

Net realized and unrealized losses	$(96,457,676)
Dividend, interest and other income	15,379,977
Total Master Trust Investment Losses	$(81,077,699)

The Plan's interest in the Master Trust represented approximately 89% and 64% of the total assets in the Master Trust at December 31, 2018 and 2017, respectively. During 2018, there was approximately $13 million of both purchases and sales related to Adient plc stock in the Master Trust, which is considered to be a related party transaction. During 2017, there was approximately $25 million of purchases and $9 million of sales related to Adient plc stock in the Master Trust, which is considered to be a related party transaction.

Note 4 - Fair Value Measurements

Accounting standards require certain assets and liabilities to be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

In determining fair value, various valuation techniques are utilized and observable inputs are prioritized. The availability of observable inputs varies from instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the marketplace and may require management judgment.

The inputs used to measure fair value are assessed using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices in active markets for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Following is a description of the valuation methodologies used to value the underlying investments in the Master Trust:

Mutual Funds and Common Stock - The fair value for Mutual Funds and Common Stock are determined by direct quoted market prices.

Employer Stock Funds - The Adient Stock Fund and JCI plc Stock Fund are unitized accounts that are comprised of Adient and JCI plc common stock, respectively, except for a small portion of the funds that is invested in interest bearing cash to provide liquidity for daily activities. Adient and JCI plc common stock are valued based on direct quoted market prices and interest bearing cash is based on outstanding balances.

Interest Bearing Cash - These investments are valued at fair value based on their outstanding balances.

Common Collective Trusts - Common collective trusts are valued at the net asset value ("NAV") provided by the administrator of the fund using the practical expedient approach and therefore is not assigned to a level in the hierarchy table. The NAV is based on the fair value of the underlying assets owned by the fund. The common collective trusts are not subject to restrictions regarding redemptions and there are no unfunded commitments to the funds.

Adient US LLC
Savings and Investment (401k) Plan
Notes to the Financial Statements
December 31, 2018 and 2017

Master Trust Assets measured at fair value on a recurring basis are as follows:

	Assets Measured at Fair Value at December 31, 2018
	Total	Level 1	Level 2
Investments at Fair Value:
Mutual Funds	$176,030,010	$176,030,010	$—
Adient Common Stock	9,620,126	9,620,126	—
JCI plc Common Stock	32,250,559	32,250,559	—
Other Common Stock	20,443,461	20,443,461	—
Interest Bearing Cash	2,534,843	—	2,534,843
Total investments at fair value	$240,878,999	$238,344,156	$2,534,843

Investments Measured at NAV:
Common Collective Trust Funds	470,974,148
Total Investments at NAV	470,974,148

Total Master Trust Investments at Fair Value	$711,853,147

	Assets Measured at Fair Value at December 31, 2017
	Total	Level 1	Level 2
Investments at Fair Value:
Mutual Funds	$303,055,809	$303,055,809	$—
Adient Common Stock	45,844,476	45,844,476	—
JCI plc Common Stock	60,797,952	60,797,952	—
Other Common Stock	20,811,137	20,811,137	—
Interest Bearing Cash	4,976,360	—	4,976,360
Total investments at fair value	$435,485,734	$430,509,374	$4,976,360

Investments Measured at NAV:
Common Collective Trust Funds	684,952,969
Total Investments at NAV	684,952,969

Total Master Trust Investments at Fair Value	$1,120,438,703

The Plan's policy to recognize transfers between levels of the fair value hierarchy is as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2018.

Adient US LLC
Savings and Investment (401k) Plan
Notes to the Financial Statements
December 31, 2018 and 2017

Note 5 - Tax Status

The Plan does not have a determination letter, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the internal revenue code ("IRC"). The Plan was formed effective July 1, 2016; therefore, all plan years are subject to tax examination.

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 7 - Party-in-Interest Transactions

Transactions involving the Adient Stock Fund, notes receivable from participants and the funds administered by Fidelity Management Trust Company, or its affiliates, trustee of the Plan, are considered party-in-interest transactions.

Note 8 - Reconciliation to Form 5500

The net assets on the financial statements differ from the net assets on Form 5500 due to the synthetic GICs held in the Master Trust being recorded at contract value on the financial statements and at fair value on Form 5500. Accordingly, the net assets on the financial statements as of December 31, 2018 and 2017 were $446,397and $4,298 higher, respectively, compared to those on the Form 5500. The net decrease was $442,099 lower on the financial statements compared to that on the Form 5500 for the year ended December 31, 2018.

Adient US LLC Savings and Investment (401k) Plan
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Plan #001, EIN: 38-3380735
Year Ended December 31, 2018
	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to Plan	Contributions Not Corrected:	Contributions Corrected Outside VFCP:	Contributions Pending Correction in VFCP
Check here if late Participant Loan Repayments are included: ☒	$782	$1,740	$—	$—

Adient US LLC Savings and Investment (401k) Plan
Schedule H, 4i - Schedule of Assets Held at End of Year
Plan #001, EIN: 38-3380735
December 31, 2018
	(a)(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Participant	Participant notes receivable bearing interest at rates of 3.25% - 5.75%	$—	$19,921,036

*	Represents a party-in-interest

Adient US LLC Savings and Investment (401k) Plan
Exhibit Index

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC

Adient US LLC Savings and Investment (401k) Plan
Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this amendment to the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADIENT US LLC SAVINGS AND INVESTMENT (401K) PLAN

By: /s/ Jeff Angeliu
Jeff Angeliu
Director Global Benefits
Adient plc

July 1, 2019